Filed by: Anthem, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities and Exchange Act of 1934

Subject Company: Trigon Healthcare, Inc.
Commission File Number for the Related Registration Statement: 333-88776

On July 2, 2002, Anthem, Inc. provided the following transition update through its intranet to its associates about the proposed merger.

The Transition Update
No. 6, July 2, 2002

In This Issue:

  Transition team updates
  Questions and answers about the transition
  Transition fun facts

Transition team updates

Payroll to Transition to Anthem in January
The Human Resources Transition Team continues to work on plans to bring the two companies together after the merger. While many of the details remain to be decided, decisions about the frequency of pay and the payroll function have been made. As you know, as plans are approved by the Executive Steering Committee (ESC), they are communicated in The Transition Update.

The ESC has approved the plan to transition the Payroll function to Anthem in January 2003. Thanks to all the associates in Anthem and Trigon Human Resources departments for their work in planning this piece of the transition.

Operations – Leveraging Technology to Deliver Distinctive Service
The Operations Transition Team has been working to identify best practices that will maintain a high level of customer service and allow for a smooth transition. The team has identified several ways Trigon can take advantage of Anthem technology after the merger.

The first area of synergy involves taking advantage of Anthem’s interactive voice response (IVR) technology to serve more of Trigon’s providers and to begin serving Trigon’s customers. Anthem uses IVR to handle a significant percentage of their external customer and provider inquiries. In Maine, for example, 52 percent of provider inquiries are handled through IVR. Today, just 17 percent of Trigon’s provider calls are handled via IVR. The Anthem IVR system is expected to be ready to serve Trigon customers and providers by the first quarter of 2003.

Also by the first of next year, Trigon expects to implement Anthem’s automated pend processor software, which uses the PC to do routine tasks. This software increases auto adjudication and improves processing accuracy, while freeing employees for more complex work.

Leveraging Anthem’s IVR and pend processing technology will enable Trigon to serve increasing numbers of customers without having to add more employees. This will be especially important during the January open enrollment period, when both companies experience higher inventories and higher call volumes.

Trigon also plans to implement Anthem software to increase recoveries from claims that were paid incorrectly.

eBusiness: A new route to more functionality
eBusiness offers one of the most promising areas of opportunity in the proposed merger of Anthem and Trigon. With the merger, both Anthem and Trigon will have an opportunity to provide eBusiness functionality more effectively by combining development efforts.

To reach that goal, Trigon will stop work on the current development architecture so the company may migrate to a common Anthem eBusiness platform in the next 18-24 months. Stopping this effort also allows Trigon to focus on upcoming transition work and deliver even more Trigon.com functionality.

The impact to Trigon IT employees is expected to be minimal. It is anticipated that most of the people affected by this new architectural approach to eBusiness will focus on other corporate priorities.

The work done by Trigon’s eBusiness team will provide a strong foundation as the Anthem/Trigon partnership moves forward. The two companies have complementary eBusiness operations, and blending the two architectures will enable the combined company to produce a more robust infrastructure and greater functionality in the long-term.

Closing the gaps to HIPAA compliance
Another promising area of opportunity in the proposed merger is regulatory compliance. Health care companies, providers and other covered entities throughout the United States are gearing up for the first of several deadlines for compliance with the Health Insurance Portability and Accountability Act (HIPAA).

Anthem and Trigon plan to leverage Trigon’s current efforts to develop a single system to support individual rights and disclosure tracking. The companies also will implement a database that supports all business units and will develop a common approach to legal interpretations and business decisions.

Enacted in 1996, HIPAA addresses issues ranging from improved health insurance portability to administrative simplification, which is intended to reduce the cost and administrative burdens of health care by the use of standardized electronic transactions and code sets. Another critical area of administrative simplification includes privacy and security. The HIPAA regulations safeguard the use and disclosure of personal health information among providers, employers, health plans, individuals and others. The deadline for complying with the privacy regulations is April 14, 2003.

Questions & Answers
An important function of The Transition Update is to answer questions submitted from people at Trigon and Anthem. We anticipate getting a wide variety of questions, some that apply to Trigon only, some that are geared toward Anthem and others that apply to both. Therefore, the Questions & Answers section of The Transition Update will reflect those questions that are relevant to the given audience.

1. Can Anthem associates get involved in this transition, even just to volunteer their services?

As you know, teams of Trigon employees and Anthem associates have been forming to work through the transition process. Due to the confidential nature of their work, the teams have remained small and limited in scope. Anthem associates not now part of the transition process should remain focused on meeting the needs of our customers and continually improving Anthem’s level of service.

2. I frequently visit Richmond for vacations and holidays and I was interested in visiting the Trigon facility, is this something I can do at this time?

If you are visiting Richmond and would like to tour the Trigon facility, please call Beth Laws at 804-678-0708.

What would you like to know about the transition? Contact Monica Kendrick via Lotus Notes if you have questions.

Transition Fun Facts

Did you know?
Build on what you learned last week. Below are some more fun facts about the states where we do business.

	Virginia	Indiana	Kentucky
Number of American Presidents Born in the State	8	0	1
American Presidents	George Washington Thomas Jefferson James Madison James Monroe William Henry Harrison John Tyler Zachary Taylor Woodrow Wilson		Abraham Lincoln

	Ohio	Connecticut	New Hampshire
Number of American Presidents Born in the State	7	1	1
American Presidents	Ulysses S. Grant Rutherford Hayes James Garfield Benjamin Harrison William McKinley William Howard Taft Warren Harding	George W. Bush	Franklin Pierce

	Colorado	Nevada	Maine
Number of American Presidents Born in the State	0	0	0
American Presidents

Give us your feedback

The Transition Update is a regular online newsletter for all Trigon employees and Anthem associates designed to keep you informed during the transition.

If you have a story idea or question, contact Monica Kendrick via e-mail, phone (317) 488-6250.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This newsletter contains certain forward-looking information about Anthem, Inc. (“Anthem”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the Securities and Exchange Commission (“SEC”) made by Anthem; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s acquisition of Trigon Heathcare, Inc. (“Trigon”), to achieve expected synergies and operating efficiencies in the Trigon acquisition and to successfully integrate our operations; our expectations regarding the timing, completion and accounting and tax treatments of the transactions and the value of the transaction consideration; and general economic downturns. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Anthem does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. You are also urged to carefully review and consider the various disclosures in Anthem’s various SEC filings, including but not limited to the registration statement on Form S-4, including the joint proxy statement/prospectus constituting a part thereof, filed by Anthem on June 7, 2002 and first mailed to Anthem shareholders on or about June 12, 2002, Anthem’s Annual Reports on Form 10-K for the year ended December 31, 2001, and Anthem’s Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2002.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This newsletter may be deemed to be solicitation material in respect of Anthem’s proposed merger with Trigon. On June 7, 2002, Anthem filed a registration statement on Form S-4, including a joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with the proposed merger. The joint proxy statement/prospectus was first mailed to Anthem shareholders on or about June 12, 2002. INVESTORS AND SECURITY HOLDERS OF ANTHEM ARE URGED TO READ THE REGISTRATION STATEMENT,

INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF, AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders of Anthem may obtain the registration statement, including the joint proxy statement/prospectus constituting a part thereof, and any other documents filed by Anthem with the SEC for free at the SEC’s web site, www.sec.gov, and Anthem shareholders may obtain such documents for free from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903.

PARTICIPANTS IN SOLICITATION

Anthem, its directors and executive officers, other members of its management and certain of its employees may be deemed to be participants in the solicitation of proxies with respect to the proposed merger. Information concerning Anthem’s participants in the solicitation of proxies and their direct and indirect interests, by security holdings or otherwise, is set forth in the registration statement, including the joint proxy statement/prospectus constituting a part thereof. Additional information regarding the interests of Anthem’s directors and executive officers in the proposed merger are set forth in the registration statement, including the joint proxy statement/prospectus constituting a part thereof that was first mailed to Anthem shareholders on or about June 12, 2002.